UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Fresh Promise Foods, Inc.
(Name of Issuer)

Common Stock, 0.00001 par value
(Title of Class of Securities)

35804Q205
(CUSIP Number)

September 1, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box  to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

CARPATHIA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5	SOLE VOTING POWER

SHARES		43,400,326
	6	SHARED VOTING POWER
BENEFICIALLY
		0
OWNED BY EACH	7	SOLE DISPOSITIVE POWER

REPORTING		43,400,326
	8	SHARED DISPOSITIVE POWER
PERSON WITH
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,400,326
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

NA
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.98%
12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Page 2 of 5 pages

Item 1	(a)	Name of Issuer:

Fresh Promise Foods, Inc.(the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

1111 Alderman Dr. Suite 210
Alpharetta, Ga 30005

Item 2	(a)	Name of Person Filing:

Carpathia LLC

	(b)	Address of Principal Office, or if None, Residence:

1111 Alderman Dr., Suite 210
Alpharetta, Ga 30005

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, 0.00001 par value per share

	(e)	CUSIP Number:

38504Q205

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

43,400,326

(b)	Percent of Class:

8.98%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

43,400,326

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

43,400,326

(iv)	Shared power to dispose or to direct the disposition of:

0

Page 3 of 5 pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2015	/s/ Joseph C. Canouse
Joseph C. Canouse

Page 5 of 5 pages